Exhibit (a)(5)(I)
News

FOR IMMEDIATE RELEASE
Media Contact Information:	Investor Contact Information:
Ron O’Brien	Ken Apicerno
Phone: 781-622-1242	Phone: 781-622-1294
E-mail: ron.obrien@thermofisher.com	E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com
Thermo Fisher Scientific Prices Offering of Senior Notes
WALTHAM, Mass. (February 14, 2011) — Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, announced today that it has priced its previously announced offering of:
•	$300 million aggregate principal amount of 2.050% senior notes due 2014 at an issue price of 99.971% of the principal amount,

•	$900 million aggregate principal amount of 3.200% senior notes due 2016 at an issue price of 99.939% of the principal amount, and

•	$1 billion aggregate principal amount of 4.500% senior notes due 2021 at an issue price of 99.353% of the principal amount.
The issuance of the notes is expected to close on February 22, 2011. The notes will pay interest on a semi-annual basis.
The company plans to use the proceeds of the offering to fund its acquisition of Dionex Corporation, as well as for general corporate purposes. The aggregate purchase price of the Dionex acquisition, which was announced separately by the company, is estimated to be approximately $2.1 billion.
The joint book-running managers for the offering are Barclays Capital Inc. and J.P. Morgan Securities LLC.
Thermo Fisher has filed a registration statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for this offering. Prospective investors should read the prospectus forming a part of that registration statement and the preliminary prospectus supplement related to the offering and the other documents that the company has filed with the SEC for more complete information about the company and this offering. These documents are available at no charge by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, these documents will be made available upon request by the company or by any underwriter or dealer participating in the offering. Interested parties may obtain a prospectus or the related preliminary prospectus supplement from Barclays Capital Inc. by directing a request to Barclays Capital Inc., c/o Broadridge Integrated Prospectus Distribution, 1155 Long Island Avenue, New York, NY 11717, or by calling 888-603-5847; or from J.P. Morgan Securities LLC by directing a request to J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attn: High Grade Syndicate Desk — 3rd Floor, or by calling 212-834-4533.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any offer, solicitation or sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
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